Munder Series Trust

480 Pierce Street

Birmingham, MI 48009

August 31, 2005

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Combined Proxy Statement and Prospectus on Form N-14 for
Munder Series Trust on behalf of Munder Internet Fund
(File No. 333-126863)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Munder Series Trust (the “Trust”) and the Trust’s principal underwriter, Funds Distributor, Inc., hereby respectfully request that the effective date of Pre-Effective Amendment No. 1 to the Combined Proxy Statement and Prospectus on Form N-14 for the Trust on behalf of the Munder Internet Fund, filed on August 30, 2005, be accelerated so that it will become effective on August 31, 2005, or as soon thereafter as practicable. The Trust and Funds Distributor, Inc. are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

Please call Jennifer O. Epstein of Dechert LLP, the Trust’s outside counsel, at (202) 261-3446 if you have any questions.

Sincerely yours,

/s/ Melanie Mayo West

Melanie Mayo West

Assistant Secretary

The Undersigned hereby joins in the above request.

Funds Distributor, Inc.

/s/ Richard F. Froio

Vice President

cc:	Christian Sandoe
Michael Shaffer